UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2018
 Commission File No.:001-38367

SOL-GEL TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

7 Golda Meir Street
Ness Ziona 7403650, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

At the Special General Meeting of Shareholders of Sol-Gel Technologies Ltd. (the "Company") held today, the following resolutions were approved by the shareholders:

(1)
To ratify the election of each of Mr. Ran Gottfried and Mr. Jerrold S. Gattegno as an external director of the Company, each for a three-year term, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999, or the Companies Law; and

(2)	To approve the compensation of each of our external directors and our other independent directors, in accordance with the requirements of the Companies Law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOL-GEL TECHNOLOGIES LTD.

Date: March 22, 2018	By:	/s/ Gilad Mamlok
Gilad Mamlok
Chief Financial Officer